Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, present the combination of financial information of noco-noco Pte. Ltd. (“noco-noco”) and Prime Number Acquisition I Corp (“PNAC”) after giving effect on the Business Combination Transactions and related adjustments described in the accompanying notes, and have been prepared in accordance with Artcle 11 of Regulation S-X.

noco-noco Pte. Ltd. is a platform-solution provider of decarbonization offerings, aim to truly solve urgent environmental crises through the comprehensive decarbonization of all forms of transportation.

Prime Number Acquisition I Corp. (“PNAC”) is a newly organized blank check company incorporated as a Delaware corporation on February 25, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

Description of the Business Combination

On August 25, 2023 (the “Closing Date”), noco-noco Inc. (formerly known as Prime Number Holding Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below). The Business Combination was announced on December 29, 2022, where PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), NOCO-NOCO PTE. LTD., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive ordinary shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. The Merger was consummated on August 24, 2023, and the Share Exchange and Business Combination were consummated on the Closing Date.

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Common Stock (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A common stock, par value $0.0001 per share (“PNAC Class A Common Stock”, together with PNAC Class B Common Stock, par value $0.0001 per share, the “PNAC Common Stock”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Common Stock and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco-noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Common Stock in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

On August 28, 2023, the PubCo Ordinary Shares and PubCo Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW”, respectively.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 give pro forma effect to the Business Combination consummated on December 31, 2022 treated as a reverse recapitalization for accounting purposes and the Private Placement as if they had been consummated as of January 1, 2022.

The unaudited pro forma condensed financial information has been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) in U.S. dollars. The unaudited pro forma condensed combined financial information is based on the historical financial statements of noco-noco and PNAC for the year ended December 31, 2022 (see Note 5 for the detail breakdown of the unaudited condensed statement of operations between January 1, 2022, and June 30, 2022 and between July 1, 2022, and December 31, 2022), giving effect to the transaction as if it occurred on January 1, 2022 and reflecting the pro forma adjustments expected to have a continuing impact on the combined results.

The following summarizes the number of PubCo ordinary shares at Closing Date:

	Actual Rdemption Redemption
Holders of PubCo Ordinary Shares	No. of Shares		Voting Power
PNAC Public Stockholders	2,209,188	(1)	1.67%
PNAC Public Stockholders (“Rights”)	806,250	(2)	0.61%
PNAC Initial Stockholders(3)	2,011,392		1.52%
Prime Number Acquisition LLC	1,732,732		1.31%
Glorious Capital LLC	140,160		0.11%
Kris Yang	3,500		0.00%
Dongfeng Wang	45,000		0.03%
Total: PNAC Sponsors and Affiliates	1,921,392		1.45%
Dongfeng Wang	45,000		0.03%
David Friedman	30,000		0.02%
Chris Dunn	15,000		0.01%
H. David Sherman	15,000		0.01%
Qinyu Wang	15,000		0.01%
Sarah Gu	15,000		0.01%
Total: PNAC Directors, Officers and Secretary	135,000		0.10%
The Sellers	126,799,854		95.74%
PNCPS compensation shares	609,756		0.46%
Pro Forma PubCo Ordinary Shares at Closing	132,436,440		100.00%

(1).	As of the Closing Date, there are 2,209,189 PNAC Public Shares converted from issued and outstanding shares of Class A common stock
(2).	The numbers set forth in this column assume that all PNAC Public Shares are redeemed and 806,250 PubCo Ordinary Shares are issued in exchange for PNAC rights.
(3).

PNAC Initial Stockholders’ equity interests following the Business Combination include PubCo Ordinary Shares in exchange for 1,612,500 founder shares of PNAC and 398,892 private placement shares of PNAC.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 are based on the historical financial statements of Subco and PNAC, respectively. The unaudited pro forma adjustments are based on information currently available, and assumption and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2022

			Actual redemption
	Subco (noco-noco)	PNAC	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$214,449	$278,295	$22,287,351	(c)	$1,510,716
			24,000	(h)
			(21,293,379)	(i)
Deposit and prepayments	302,626	125,384	—		428,010
Forward purchase receivable	—	—	16,399,984	(i)	16,399,984
Cash and marketable securities held in trust account	—	66,718,520	(44,431,169)	(a)	—
			(22,287,351)	(c)

Total current assets	517,075	67,122,199	(49,300,564)		18,338,710
Non-Current Assets
Property and equipment, net	14,594	—	—		14,594
Right of used asset	305,829	—	—		305,829

TOTAL ASSETS	$837,498	$67,122,199	$(49,300,564)		$18,659,133

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Account payable	$—	$90,004	$4,838,097	(e)	$5,073,101
			145,000	(i)
Accruals and other payables	27,266	149,636	—		176,902
Amount due to related party	1,681,003	—	24,000	(h)	1,705,003
Franchise Tax Payable	—	43,853	—		43,853
Lease liabilities - current	169,334	—	—		169,334

	1,877,603	283,493	5,007,097		7,168,193
Non-Current Liabilities
Lease liabilities – non current	124,918	—	—		124,918
Deferred underwriting fee payable	—	2,257,500	(2,257,500)	(e)	—
Long-term provision	—	—	—		—

TOTAL LIABILITIES	2,002,521	2,540,993	2,749,597		7,293,111

COMMITMENTS AND CONTINGENCIES
Common stock subject to possible redemption, $0.0001 par value, 6,450,000 shares at redemption value of $10.34 per share	—	66,718,520	(43,849,996)	(a)	—
			(22,868,524)	(b)

Shareholders’ equity (deficit)
Common stock	2,348,091	201	302	(b)	13,244
			(2,335,411)	(d)
			61	(g)
Additional paid in capital	—	—	(581,173)	(a)	28,180,612
			22,868,222	(b)
			2,335,411	(d)
			(1,054,271)	(e)
			(2,137,515)	(f)
			6,749,938	(g)
Other accumulated comprehensive income	(6,720)	—	—		(6,720)
Accumulated deficit	(3,506,394)	(2,137,515)	(1,526,326)	(e)	(16,821,114)
			2,137,515	(f)
			(6,749,999)	(g)
			(5,038,395)	(i)

Total shareholders’ deficit	(1,165,023)	(2,137,314)	14,668,359		11,366,022
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	837,498	67,122,199	(49,300,564)		18,659,133

See notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

			Actual redemption
	Subco (noco-noco) (See Note 5)	PNAC	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses:
Research and development	137,412	—	—		137,412
Selling, general and administrative expenses	1,529,742	588,973	1,526,326	(4a)	15,433,435
			6,749,999	(4b)
			5,038,395	(4c)
Franchise tax expenses	—	47,980	—		47,980

Total operating expenses	1,667,154	636,953	13,314,720		15,618,827
Loss from operation	(1,667,154)	(636,953)	(13,314,720)		(15,618,827)
Other income/(expense)
Other income	30,157	928,520	(928,520)		30,157
Foreign exchange gain (loss)	8,352	—	—		8,352

Total other income/(expense)	38,509	928,520	(928,520)		38,509

Loss before income taxes	(1,628,645)	291,567	(14,243,240)		(15,580,318)
Income tax expenses	—	(149,636)	—		(149,636)

Net loss	$(1,628,645)	$141,931	$(14,243,240)		$(15,729,954)
Less: Net loss attributable to non-controlling interests	—	—	—		—

Net loss attributable to equity holders of the Company	$(1,628,645)	$141,931	$(14,243,240)		$(15,729,954)
Other comprehensive loss:
Foreign currency translation adjustment	(1,266)	—	—		(1,266)

Comprehensive loss	$(1,629,911)	$141,931	$(14,243,240)		$(15,731,220)
Less: net comprehensive loss attributable to non-controlling interest	—	—	—		—

Net Comprehensive loss attributable to equity holders of the Company	$(1,629,911)	$141,931	$(14,243,240)		$(15,731,220)

Basic and diluted loss per ordinary share	$(5.21)	$(1.90)			$(0.12)

Basic and diluted weighted average number of ordinary shares outstanding	312,664	1,906,243			132,436,440

See notes to the unaudited pro forma condensed combined financial statements

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements for Subco and PNAC have been prepared in accordance with U.S. GAAP.

The Sellers will hold the majority ownership interest. Based on the actual redemption, PNAC initial and public stockholders, and Transaction Financing Investors will hold 4.26% ownership interest compared to the 95.74% ownership interest of The Sellers.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the consolidated financial statements of PNAC with the acquisition being treated as the equivalent of PNAC issuing shares for the net assets of Subco, accompanied by a recapitalization. The net assets of PNAC and Subco will be stated at historical cost, with no goodwill or other intangible assets recorded.

PNAC and Subco did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statements of operations for year ended December 31, 2022 are based on the historical financial statements of PNAC and Subco, and the pro forma information reflects a PubCo per share price of $10.34 in the Trust Account based on the estimated redemption price of $10.34 per share as of December 31, 2022. The accounting adjustments for the Business Combination consist of those necessary to account for the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

•	Subco’s unaudited balance sheet as of December 31, 2022, and the related notes for the period ended December 31, 2022, included elsewhere in this proxy statement/prospectus; and

•	PNAC’s audited consolidated balance sheet as of December 31, 2022, and the related notes for the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus; and

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

•	Subco’s unaudited statement of operations for the six months ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

•	PNAC’s audited statement of operations for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that PNAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. PNAC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of PNAC and Subco.

Note 2 – Accounting Policies

Based on an initial analysis in preparation for the Business Combination, management did not identify any differences between the two entities’ accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

Pro forma adjustments to the attached condensed combined financial statements include the following:

a)	Represents the redemption of 1,517,701 shares as of date of proxy statement/prospectus

b)	Represents the redemption of shares subjected to possible redemption and all remaining outstanding common shares are converted into Combined Company common shares

c)	Represents the reclassification of cash and investments held in the Trust Account that becomes available following the Business Combination

d)	Represents the reclassification of ordinary shares of SubCo to additional paid-in capital

e)

Represents estimated transaction cost of approximately $3.78 million incurred in connection with the Business Combination, approximately $2.26 million payable for deferred underwriting fees related to the PNAC IPO payable at closing, and PNAC transaction cost of approximately $1.52 million for advisory, banking, legal and accounting fee that are expense as part of the business combination transaction. In connection with the reverse recapitalization treatment, transaction costs of $1.05 million, including legal, financial advisory, and other professional fees related to the Business Combination, are classified as liability originated in the transaction and are reflected as a reduction of additional paid-in capital since those amounts are direct and incremental cost associated with obtaining the capital infusion with PNAC.

f)	Represents the elimination of historical retained earnings of PNAC

g)	Represents the PNCPS compensation according to the advisory agreement between PNCPS and PNAC entered October 2022

h)	Represents PNAC promissory note issued to DBG Global Limited on April 23, 2023

i)

Represents the reduction of cash for the Prepayment Amount relating to the Forward Purchase Agreement and the recognition of the corresponding receivable, pursuant to the Forward Purchase Agreement. This amount is further marked to market at a price of $8.20 per share, resulting in a provision of $4.89 million.

Note 4 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

Pro forma adjustments to the attached condensed combined financial statements include the following:

a)	Represents PNAC transaction cost of advisory, banking, legal and accounting that are not able to capitalize as part of the business combination transactions

b)	Represents the PNCPS compensation according to the advisory agreement between PNCPS and PNAC entered October 2022

c)	Represents the Meteora reimbursement of legal fees and other expenses according to the Forward Purchase Agreement entered by SubCo and Meteora entered August 13, 2023

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share and unit information for PNAC for the year ended December 31, 2022, and the unaudited pro forma condensed combined per share information of the combined company for the year ended December 31, 2022 after giving effect to the Business Combination, as of Closing Date.

This information is only a summary and should be read together with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of PNAC and Subco and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of PNAC is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the net income per share would have been had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of PNAC would have been had the companies been combined during the periods indicated.

	Historical		Pro Forma Combined
	Sub Co (noco-noco)	PNAC	Actual Redemption
As of and for the year ended December 31, 2022
Net (loss) income	(1,629,911)	141,931	(15,731,220)
Shareholders’ equity (deficit) (2)	(1,165,023)	(2,137,314)	11,366,022
Book value per share (1)(2)	(3.73)	(1.06)	0.09
Net loss per share – basic and diluted Class A Common stock	(5.22)	0.07	(0.12)
PNAC Public Stockholders	—	—	2,209,188
PNAC Public Stockholders (“Rights”)	—	—	806,250
PNAC Initial Stockholders	—	—	2,011,392
The Sellers	—	—	126,799,854
PNCPS Compensation shares	—	—	609,756

Weighted average Class A Shares outstanding – basic and diluted	$—	—	132,436,440
Net loss per share—basic and diluted – redeemable common stock	$—	$0.93	—
Weighted average shares outstanding—basic and diluted of redeemable common stock	—	4,040,110	—
Net loss per share—basic and diluted – non-redeemable common stock	$(5.22)	$(1.90)	—
Weighted average shares outstanding—basic and diluted of non-redeemable common stock	$311,950	1,906,243	—

(1)

The historical book value per share for PNAC is calculated by dividing total shareholders’ equity, excluding shares subject to possible redemption, by the number of Class A common stock outstanding at the end of the period.

(2)

The pro forma combined book value per share of common stock is computed by dividing total pro forma shareholders’ equity (deficit) by the pro forma number of total shares outstanding at the end of the period on a fully diluted net exercise basis.

Note 5 – The table below is the breakdown of SubCo Unaudited Condensed Statement of Operations for the financial year ended December 31, 2022:

	SubCo Historical (Unaudited)
	January 1, 2022 to June 30, 2022	July 1, 2022 to December 31, 2022	Combined
Operating expenses:
Research and development	$137,412	$—	$137,412
Selling, general and administrative expenses	340,046	1,189,696	1,529,742
Franchise tax expenses	—	—	—

Total operating expenses	477,458	1,189,696	1,667,154

Loss from operation	(477,458)	(1,189,696)	(1,667,154)
Other income/(expense)
Other income	3,427	26,730	30,157
Foreign exchange gain (loss)	37	8,315	8,352

Total other income/(expense)	3,464	35,045	38,509

Loss before income taxes	(473,994)	(1,154,651)	(1,628,645)

Income tax expenses	—	—	—

Net loss	$(473,994)	$(1,154,651)	$(1,628,645)

Foreign currency translation adjustment	14,571	(15,836)	(1,266)

Net comprehensive loss	(459,423)	(1,170,487)	(1,629,911)